Exhibit 99.1

Sundance Energy Australia Limited

28 Greenhill Road, Wayville. South Australia. 5034       ACN 112 202 883

Telephone:  +61 8 8363 0388     Facsimile: +61 8 8132 0766   www.sundanceenergy.com.au

Activities Report for the Quarter Ended 31 December 2015

Highlights

Continued Execution on Operating Objectives

•                  The Company produced 7,901 Boe/d in 2015, achieving its full year production guidance. Production was 1,266 Boe/d (19.1 percent) higher than in 2014.

•                  Production for the quarter was ~7,801 Boe/d with an exit rate of 8,055 boe/d.

•                  The Company achieved its full year 2015 production guidance despite bringing 11.0 net wells into production compared to guidance of 16.5 net wells.

•                  Adjusted EBITDAX was $66.5 million for the year and $13.1 million for the fourth quarter with Adjusted EBITDAX margin of 72 percent for both periods, despite an approximate 51 percent decrease in realized pricing year-over-year.

•                  Cash operating costs were reduced from $15.15/Boe for the year ended 31 December 2014 to $14.25/Boe for the year ended 31 December 2015.

Growing Business within Cash Flows

•                  Completed 3 gross (3.0 net) Eagle Ford wells in the fourth quarter that achieved peak 24-hour production rates of 1,965, 1,266 and 863 Boe (average peak 24-hour production of 1,365 Boe).

•                  Funded all of the Company’s 2015 drilling, completion and well facility capital expenditures of $60.7 million with Adjusted EBITDAX of $66.5 million.

•                  20 gross (10.5 net) horizontal wells were waiting on completion at year-end, of which 7 gross (6.7 net) were Sundance-operated.

2016 Guidance

•                  The Company anticipates producing 6,800-7,300 Boe/d during 2016.

•                  During 2016, the Company has hedges covering 1.0 million barrels at an average floor of $50.63 and 2.0 bcf of gas at an average floor of $2.54.

•                  Targeted cash operating costs (lease operating expenses, production taxes and general and administrative expenses) are expected to decline to $10.50-$12.50/Boe in 2016 primarily driven by:

•                  Headcount reduction of ~30 percent that occurred in mid-January 2016, salary reductions, and a variety of other cost-saving initiatives that have been implemented.

•                  Implementation of field-level operational changes in late 2015 and early 2016 as well an on-going program designed to capture additional cost reductions.

•                  Expected development cost per well in Eagle Ford, inclusive of drilling, completion, facilities and gas tie-ins to be approximately $5.4 million (based on an average 6,300 foot lateral length well).

Liquidity

•                  Completion of the Company’s fourth quarter 2015 borrowing base redetermination resulted in a decrease from $75 million to $67 million. None of the $8 million reduction had been drawn at the time of the redetermination. The Company’s Term Loan remains unchanged at $125 million.

•                  As at the date of this report, the Company’s oil hedges covered a total of 2.4 million bbls through 2019 with a weighted average floor of $50.42 and ceiling of $80.72.

All amounts shown in this report are unaudited.

Operating Results

		Three Months Ended		Year Ended
		31 December		31 December
Unaudited	Units	2015	2014	2015	2014
Production Summary, net of Royalties
Oil Production	Bbls	427,404	581,880	1,823,689	1,675,078
Natural Gas Production, excluding flare	Mcf	682,226	531,084	2,581,586	1,803,000
NGL Production	Bbls	126,173	84,209	393,359	267,952
Total Production, excluding flare	Boe	667,282	754,602	2,647,312	2,243,529
Average Daily Production, excluding flare	Boe/d	7,253	8,202	7,253	6,147
Flared Gas	Boe/d	548	730	648	488
Average Daily Production, including flare	Boe/d	7,801	8,932	7,901	6,635
Sales Revenue, net of Royalties
Oil Sales	US$000s	15,901	40,754	82,499	144,994
Natural Gas Sales	US$000s	1,141	801	4,802	6,161
NGL Sales	US$000s	1,316	2,352	4,532	8,638
Total Sales Revenue	US$000s	18,358	43,907	91,833	159,793
Realised Product Pricing
Oil	US$/Bbl	37.20	70.04	45.24	86.56
Effect of Hedging	US$/Bbl	9.34	(3.22)	6.49	(0.79)
Net Oil	US$/Bbl	46.54	66.82	51.73	85.77
Natural Gas	US$/Mcf	1.67	1.51	1.86	3.42
Effect of Hedging	US$/Mcf	0.38	0.16	0.22	0.01
Net Natural Gas	US$/Mcf	2.05	1.67	2.08	3.43
NGL	US$/Bbl	10.43	27.93	11.52	32.24
Total Average Realised Price	US$/Boe	27.51	58.19	34.69	71.22
Effect of Hedging	US$/Boe	6.37	(2.37)	4.69	(0.59)
Total Net Average Realised Price	US$/Boe	33.88	55.82	39.38	70.64

NOTE: Production & Revenue figures are presented net of royalties.

Revenue for the quarter decreased by $25.5 million, or 58 percent, to $18.4 million compared to the same period in the prior year. This decrease in revenue was primarily due to lower realised oil pricing of $37.20 per barrel compared to $70.04 per barrel in the fourth quarter of 2014.  This negatively impacted revenue by $14.0 million.  In addition, quarter-over-quarter production volumes decreased by 949 Boe/d to 7,253 Boe/d which resulted in lower revenue of $9.4 million.

All amounts shown in this report are unaudited.

	Three Months Ended		Year Ended
	31 December		31 December
Unaudited (US$000s, except per BOE)	2015	2014	2015	2014
Operating Activity
Sales Revenue, net of Royalties	$18,358	$43,907	$91,833	$159,793
Lease Operating Expenses (LOE)	(4,481)	(3,704)	(18,496)	(13,523)
Production Taxes	(1,792)	(742)	(6,139)	(6,966)
Cash G&A, net of amounts capitalised	(2,741)	(3,403)	(13,085)	(13,501)
LOE/Boe:	$6.71	$4.91	$6.99	$6.03
Production taxes as a % of revenue	9.8%	1.7%	6.7%	4.4%
Cash G&A/Boe:	$4.11	$4.51	$4.94	$6.02
Adjusted EBITDAX (1)	$13,137	$40,228	$66,526	$126,373
Adjusted EBITDAX Margin	71.6%	91.6%	72.4%	79.1%

The Company reduced its cash costs by 6 percent to $14.25/Boe for the year ended 31 December 2015 compared to the prior year.  Cash costs include cash paid for LOE, production taxes and G&A, net of amounts capitalised.

Lease Operating Expenses (LOE)

LOE per Boe was $6.99 for year ended 31 December 2015 and $6.71 per Boe for the fourth quarter of 2015 compared to $6.03 and $4.91, respectively, for the same periods in 2014.  The primary driver of the increase in LOE per Boe was workovers performed on wells to improve or maintain production and reduce future operating costs.

Production Tax Expense

Production tax expense as a percentage of revenue increased to 6.7 percent for the year ended 31 December 2015 and 9.8 percent for the fourth quarter of 2015, compared to 4.4 percent and 1.7 percent, respectively, for the comparable periods of 2014. The increase in production taxes for the fourth quarter of 2015, was the result of an adjustment for higher than anticipated ad valorem taxes assessed in Texas, (whereas the fourth quarter of 2014 included a lower than anticipated ad valorem tax assessment adjustment).

All amounts shown in this report are unaudited.

Cash General and Administrative Costs (G&A)

Cash G&A per Boe, net of amounts capitalized, decreased 18 percent to $4.94 for the year ended 31 December 2015 compared to $6.02 in 2014, primarily due to lower professional fees. The Company has also captured economies of scale in its fixed overhead cost structure due to increased production levels.

Cash G&A per Boe, net of amounts capitalized, decreased to $4.11 for fourth quarter of 2015 compared to $4.51 for the same period in 2014, primarily as a result of lower professional fees.

Adjusted EBITDAX

The Company’s Adjusted EBITDAX decreased by $59.8 million to $66.5 million (72 percent of revenue) for the year ended 31 December 2015 compared to $126.4 million in 2014 (79 percent of revenue).  Despite significantly lower pricing, the Company has been able to maintain relatively high Adjusted EBITDAX margin as a result of cost reductions implemented throughout the year.

All amounts shown in this report are unaudited.

Exploration & Development

The Company’s exploration and development activities are focused in the Eagle Ford formation (Texas) and the Mississippian/Woodford formations in the Greater Anadarko Basin (Oklahoma).

The Company’s development activities for the quarter ended 31 December 2015 are summarised below:

		PRODUCING				IN PROGRESS
GROSS WELLS	30-Sep-15	New	Acquired	P&A (1)	31-Dec-15	Waiting on Completion
Eagle Ford	96	3	—	(4)	95	15
Anadarko Basin	66	—	—	—	66	5
Total	162	3	—	(4)	161	20

		PRODUCING				IN PROGRESS
NET WELLS	30-Sep-15	New	Acquired	P&A (1)	31-Dec-15	Waiting on Completion
Eagle Ford	67.9	3.0	—	(1.2)	69.7	7.5
Anadarko Basin	28.5	—	—	—	28.5	3.0
Total	96.4	3.0	—	(1.2)	98.2	10.5

(1) Non-operated wells plugged and abandoned in the fourth quarter of 2015.

Eagle Ford

During the quarter, the Company completed 3.0 gross (3.0 net) wells located in McMullen County.  The Company had 15 gross (7.5 net) wells waiting on completion as at 31 December 2015, of which 4.0 gross (4.0 net) are operated.  The Company anticipates completing 5-8 net operated wells in 2016.

Eagle Ford producing wells contributed 6,966 Boe/d (89 percent) of total production during the quarter compared to 7,300 Boe/d (83 percent) of total Boe/d produced during the same period of 2014.  The Company operated 99 percent of its Eagle Ford production for the quarter.

Greater Anadarko Basin

During the quarter, the Company did not bring on any new wells in the Greater Anadarko Basin.   As at 31 December 2015, Sundance had 5 gross (3.0 net) wells waiting on completion.  The Company has elected to defer completion of 3 gross (2.7 net) operated wells until 2017 or later.

Greater Anadarko producing wells contributed 835 Boe/d (11 percent) of total production during the quarter compared to 1,552 Boe/d (17 percent) of total Boe/d produced during the same period of 2014.  The Company operated 59 percent of its Greater Anadarko production for the quarter.

Capital Expenditures

During 2015, the Company spent $61 million on drilling and completions, $16 million on facilities and field infrastructure projects, $16 million on acquisitions and $17 million on leasing.  These expenditures have primarily been funded by operating cash flow for the drilling and completions and debt draws for the remainder.

2016 Capital Plan and Production Guidance

As previously disclosed, the Company has a base case $45 million capital expenditure program in 2016, which is expected to be funded with cash flow from operations.  The plan includes drilling and completing 5-8 net operated Eagle Ford wells and various field infrastructure projects with relatively short pay-back periods.  This capital plan is expected to result in average production of 6,800 — 7,400 Boe/d in 2016, down approximately 10 percent from 2015 production levels.

All amounts shown in this report are unaudited.

Liquidity and Balance Sheet Flexibility

Liquidity and Debt

During the quarter, current liabilities were reduced by approximately $15 million, funded by operating cash flow and a $7 million draw on the Company’s credit facility.

As a result of the Company’s fourth quarter 2015 borrowing base redetermination, the borrowing base was reduced by $8 million to $67 million.  None of the $8 million reduction had been drawn at the time of the redetermination.  As at 31 December 2015, the Company had $67 million outstanding on its revolver and $125 million outstanding on its term loan.  Both loans mature in 2020.  The year-end balance of cash and cash equivalents equaled $3.5 million.

Derivative Contracts

The Company utilises derivative contracts to manage and protect against commodity price risk.  As at the date of this report, the following derivative contracts were in place:

	Oil Derivative Contracts			Gas Derivative Contracts
	Weighted Average			Weighted Average
Year	Units (Bbls)	Floor	Ceiling	Units (Mcf)	Floor	Ceiling
2016	1,037,023	$50.63	$76.89	2,040,000	$2.54	$3.58
2017	624,000	$47.53	$79.92	1,320,000	$2.85	$3.90
2018	444,000	$51.46	$81.53	930,000	$3.00	$4.31
2019	336,000	$53.76	$87.71	360,000	$3.27	$4.65
Total	2,441,023	$50.42	$80.72	4,650,000	$2.78	$4.01

(1)         The Company’s outstanding derivative positions include swaps totaling 1,431,023 Bbls and 2,610,000 Mcf, which are included in the weighted average floor value.

Yours sincerely,

Sundance Energy Australia Limited

Eric McCrady

Managing Director and Chief Executive Officer

For further advice on this release, please contact:

United States	Australia
Eric McCrady	Mike Hannell
Managing Director and CEO	Chairman
Tel: 303-543-5703	Tel: +61 8 8363 0388

About Sundance Energy Australia Limited

Sundance Energy Australia Ltd (ASX: SEA) is an Adelaide-based, independent energy exploration Company, with a wholly owned US subsidiary, Sundance Energy, Inc., located in Colorado, USA. The Company is developing projects in the US where it is primarily focused on large, repeatable resource plays where it develops and produces oil and natural gas reserves from unconventional formations.

All amounts shown in this report are unaudited.

A comprehensive overview of the Company can be found on the Company’s website at www.sundanceenergy.com.au.

Appendix 5B

Mining exploration entity quarterly report

Introduced 01/07/96  Origin Appendix 8  Amended 01/07/97, 01/07/98, 30/09/01, 01/06/10, 17/12/10

Name of entity

Sundance Energy Australia Limited

ABN	Quarter ended (“current quarter”)
76 112 202 883	31 December 2015

Consolidated statement of cash flows

				Year to date
			Current quarter	(12 months)
			US$’000	US$’000
Cash flows related to operating activities
1.1		Receipts from product sales and related debtors	21,427	100,049

1.2	Payments	(a) exploration & evaluation	(962)	(21,457)
		(b) development (1)	(24,269)	(146,798)
		(c) production	(6,188)	(30,111)
		(d) administration	(3,248)	(14,916)
		(e) restoration costs	(80)	(80)
		(f) other	13	13

1.3		Dividends received
1.4		Interest and other items of a similar nature received	NIL	34
1.5		Interest and other costs of finance paid	(3,170)	(7,453)
1.6		Income taxes paid (refund)	2,952	3,143
1.7		Other (derivatives)	3,623	11,520

		Net Operating Cash Flows	(9,902)	(106,056)

		Cash flows related to investing activities
1.8		Payment for purchases of: (a) prospects	NIL	(15,466)
		(b) equity investments	NIL	(189)
		(c) other fixed assets	(65)	(375)
1.9		Proceeds from sale of: (a) prospects	NIL	81
		(b) equity investments
		(c) other fixed assets
1.10		Loans to other entities
1.11		Loans repaid by other entities
1.12		Other	(6)	(6)

		Net investing cash flows	(71)	(15,955)
1.13		Total operating and investing cash flows (carried forward)	(9,973)	(122,011)

(1) The QTD and YTD amounts include approximately $14 million and $66 million, respectively, net paydown of accrued capital expenditures from 31 December 2014. On an accrual basis, QTD and YTD 2015 development capital expenditures were approximately $10 million and $81 million, respectively.

All amounts shown in this report are unaudited.

1.13	Total operating and investing cash flows (brought forward)	(9,973)	(122,011)

	Cash flows related to financing activities
1.14	Proceeds from issues of shares, options, etc.
1.15	Proceeds from sale of forfeited shares
1.16	Proceeds from borrowings	7,000	207,000
1.17	Repayment of borrowings		(145,000)
1.18	Dividends paid
1.19	Other (2)	NIL	(5,088)

	Net financing cash flows	7,000	56,912

	Net increase (decrease) in cash held	(2,973)	(65,099)

1.20	Cash at beginning of quarter/year to date	6,414	69,217
1.21	Exchange rate adjustments to item 1.20	27	(650)

1.22	Cash at end of quarter	3,468	3,468

(2) Includes deferred financing fees and cash debt extinguishment related to old credit facilities.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter US$’000
1.23	Aggregate amount of payments to the parties included in item 1.2	172
1.24	Aggregate amount of loans to the parties included in item 1.10	NIL

1.25	Explanation necessary for an understanding of the transactions

Item 1.23 includes cash payments for salaries and fees paid to directors during the quarter.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

All amounts shown in this report are unaudited.

2.2	Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available US$’000	Amount used US$’000
3.1	Loan facilities (Revolver, Term and Accordion Term Credit Facilities)	242,000	192,000
3.2	Credit standby arrangements

Estimated cash outflows for next quarter

		US$’000
4.1	Exploration and evaluation	Nil
4.2	Development	(3,900)
4.3	Production	(4,600)
4.4	Administration	(2,300)
	Total	(10,800)

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.

		Current quarter US$’000	Previous quarter US$’000
5.1	Cash on hand and at bank	3,468	6,414
5.2	Deposits at call
5.3	Bank overdraft
5.4	Other
	Total: cash at end of quarter (item 1.22)	3,468	6,414

All amounts shown in this report are unaudited.

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	Anadarko Basin	Expiration of leases in non-core areas	29,185	22,894
6.2	Interests in mining tenements acquired or increased	Eagle Ford Formation	Lease acquisition	39,432	39,678

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	Preference +securities (description)
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions
7.3	+Ordinary securities	559,103,562	559,103,562
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	Nil	Nil
7.5	+Convertible debt securities (description)
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted

All amounts shown in this report are unaudited.

7.7	Options (description and conversion factor)	2,730,000 Options* 5,011,781 RSUs**	Weighted Average Option Exercise Price - A$0.88	Weighted Average Remaining Option Term — 2.5 years
7.8	Issued during quarter	Nil Options Nil RSUs**
7.9	Options exercised and RSUs* converted to ordinary shares during quarter	Nil options Nil RSUs**
7.10	Expired during quarter	Nil options Nil RSUs**
7.11	Debentures (totals only)
7.12	Unsecured notes (totals only)

* As previously disclosed, all outstanding options are expected to be formally converted to 1,275,000 RSU’s in the first quarter of 2016.

** RSUs - Restricted share units

All amounts shown in this report are unaudited.

Compliance statement

1                                                  This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 5).

2                                                  This statement does give a true and fair view of the matters disclosed.

Sign here:		Date: January 29, 2016
Managing Director and Chief Executive Officer
Print name:	Eric McCrady

Notes

1                                                  The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2                                                  The “Nature of interest” (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period.  If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3                                                  Issued and quoted securities: The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4                                                  The definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report.

5                                                  Accounting Standards ASX will accept, for example, the use of International Financial Reporting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

All amounts shown in this report are unaudited.